February 11, 2009

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Attn: Max A. Web

Re:	Quantum Fuel Systems Technologies Worldwide, Inc.

Form S-3
Filed December 22, 2008
File No. 333-156401

Form 10-K for the fiscal year ended April 30, 2008
Filed July 3, 2008

Definitive Proxy Statement on Schedule 14A
Filed August 20, 2008
File No. 000-49629

Dear Mr. Web:

We are responding to the Staff’s comment letter dated January 16, 2009 regarding the above referenced filings. To facilitate the Staff’s review of our responses, each of the Staff’s comments are set forth in bold, italicized typed immediately followed by the Company’s response. Also, certain Staff comments have been broken down into separate subparts which are identified alphabetically.

Form S-3

General

1.	Staff Comment: Please include currently dated consents of the independent registered public accountants in any future amendments to your Form S-3 registration statement.

Company Response: The Staff’s comment is noted. We will include currently dated consents of our independent public registered accountants as Exhibits to any future amendments to the above referenced Registration Statement.

February 11, 2009

Incorporation by Reference, page 2

2.	Staff Comment: In the event of a delay in the effectiveness of your Form S-3 registration statement, please update the financial statements incorporated by reference in the registration statement as required by Rule 3-12 of Regulation S-X.

Company Response: The Staff’s comment is noted. We will update the financial statements that are incorporated by reference in the registration statement to the extent required by Rule 3-12 of Regulation S-X.

Risk Factors, page 6

Our Shareholders Are Subject to Significant Dilution . . . page 7

3.	Staff Comment: We note the discussion indicating that the exercise price of certain warrants may be reset under certain conditions. Please revise the risk factor discussion and the notes to the Company’s financial statements to provide robust disclosure as to the nature of the conditions that would trigger a reset of the exercise price of your outstanding warrants and tell us the effect such reset would have on your financial statement, if any. Please also clarify for us, how you plan to account for any modifications of the exercise price in your financial statements, if necessary.

Company Response: We will revise this risk factor to: (a) specifically identify which of our outstanding warrants contain a price reset provision, (b) state that the price reset provision is triggered by any future issuance of an equity or convertible debt security unless an exception applies (rather than stating that the price reset only applies if certain conditions are met), and (c) explain why a price reset will result in further dilution to our shareholders. The price reset provisions contained in the warrants (that contain such provisions) are not uniform. We believe that describing each of the future issuances that are “excepted” from the price reset provisions could be confusing to the reader given that they are not uniform and believe that by wording the risk factor to state that the exercise price will be reset if we issue or are deemed to issue shares in the future at a price less than the warrant’s exercise price then in effect provides meaningful disclosure related to the risk that our shareholders could suffer additional dilution.

February 11, 2009

Below is the revised risk factor that we will include in our Form S-3/A, which is marked to show the additions (underline) and deletions (strikethrough) made in response to the Staff’s comment.

“Our shareholders are subject to significant dilution upon the occurrence of certain events.

As of ~~December 5, 2008~~ January 31, 2009, we had approximately 79.6 million shares of our common stock designated for future issuance consisting of : (i) 4.8 million shares subject to outstanding stock options issued under our 2002 Stock Incentive Plan, (ii) 32.8 million shares subject to outstanding common stock purchase warrants, (iii) 7.1 million shares issuable upon conversion of our outstanding convertible debt, and (iv) 34.9 million shares issuable in payment of the principal amount due under the terms notes issued under our credit facility based on our common stock price as of January 31, 2009. The actual number of shares issued in payment of our term notes could be much higher or lower depending on our share price at the time such payment is made. The potential issuance of the shares described above will be dilutive to our existing shareholders~~. In addition, the exercise price on certain of our outstanding warrants will be reset if we sell or issue securities, under certain conditions, at a price below $1.50 or $4.00, as applicable. If such reset provisions are triggered, it will have a further dilutive effect on our existing shareholders.~~

In addition, the outstanding warrants to purchase 3.4 million shares issued on October 27, 2006 (“October 2006 Warrants”) and the outstanding warrants to purchase 13.5 million shares issued on August 25, 2008 (“August 2008 Warrants”) contain a provision which, subject to certain exceptions, resets the exercise price of such warrants if at any time while such warrants are outstanding we sell or issue shares of our common stock or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for shares of our common stock at a price below $1.50 for the October 2006 Warrants or $4.00 for the August 2008 Warrants, provided that the exercise price for the August 2008 Warrants cannot be reset below $1.93.

In the event of a price reset to the October 2006 Warrants and/or the August 2008 Warrants, the number of shares of our common stock that are subject to such warrants will increase so that the aggregate purchase price payable applicable to the exercise of the warrants after the reset of the exercise price is the same as the aggregate purchase price payable immediately prior to the reset. Therefore, any such reset to the exercise price of the October 2006 Warrants and/or August 2008 Warrants will have a further dilutive effect on our existing shareholders.”

February 11, 2009

We have classified the October 2006 Warrants and the August 2008 Warrants as part of our stockholders’ equity in our consolidated financial statements. In determining the appropriate accounting treatment for these warrants, we reviewed the guidance in Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement No. 133), and paragraphs 12-32 of Emerging Issues Task Force Statement No 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (EITF 00-19). Based on our understanding of this guidance and various internal analyses, we concluded that these warrants should be excluded from derivative accounting as they are indexed to our common stock and, if freestanding, would be classified as stockholders equity as discussed in Statement No. 133, paragraph 11(a). Additionally, we have concluded that all conditions described in paragraphs 12-32 in EITF 00-19 that are necessary for equity classification were met as of the issuance date. Therefore, we have recorded the warrants as part of stockholders equity at their initial fair values and no further adjustments would have been required if the exercise price is reset as a result of contractual reset provisions. We believe that the fair value associated with the exercise price reset provision was factored into our calculation of the estimated fair values of the warrants as of the respective issuance dates.

Furthermore, we respectfully advise the Staff that we believe that all of the necessary disclosures for warrants or rights outstanding as required by SEC Regulation S-X 4-08(i) are provided in Note 15 to our 2008 consolidated financial statements. This disclosure guidance states that the following information should be provided with respect to warrants or rights outstanding at the date of the related balance sheet:

(1) Title of issue of securities called for by warrants or rights.

(2) Aggregate amount of securities called for by warrants or rights outstanding.

(3) Date from which warrants or rights are exercisable.

(4) Price at which warrant or right is exercisable.

However, we recognize that the aforementioned transactions are complex and therefore, in future filings, we will supplement our footnotes to provide disclosure consistent with the suggested changes to our risk factor noted above. Additionally, we advise the Staff that we are currently assessing the impact of adopting EITF No. 07-5, Determining Whether An Instrument (or Embedded Feature) Is Indexed To An Entity’s Own Stock. Upon completing our assessment we will be addressing the accounting for and disclosure of these instruments in future filings.

The Market Price and Trading Volume of Our Common Stock May Be Volatile, page 8

4.	Staff Comment: Please delete the reference to your annual report in this risk factor.

Company Response: The Staff’s comment is noted and the reference to “annual report” will be deleted from this risk factor when we file our Form S-3/A.

February 11, 2009

An Increase In the Principal Amount Due Under A $10.0 Million. . . page 8

5.	Staff Comment: Please revise to explain the adjustment formula here so that investors can have some sense of what future amounts might be depending on changes in the price of your common stock.

Company Response: The Staff’s comment is noted. We will revise the risk factor when we file Form S-3/A to explain the adjustment formula. Below is the revised risk factor that we will include in our Form S-3/A, which is marked to show the changes that will be made to address the Staff’s comment.

“An increase in the principal amount due under a $10.0 million term note we issued on January 16, 2008 and amended on May 30, 2008 could have a material effect on our financial statements as a result of an upward adjustment clause in the credit facility.

On January 16, 2008 we issued a term note with an initial principal balance of $10 million (Term Note B). The principal amount due under the term note is subject to upward adjustment based upon a fixed formula that is tied to the price of our common stock. We have the option to repay the principal with shares of our common stock, provided certain conditions are met, most notably, a share price of at least $0.50 for five consecutive business days prior to the payment date. When demand for payment is made, the principal amount that is due and payable is equal to the principal amount so demanded multiplied by the greater of (A)1.0 and (B)1.5 multiplied by the lesser of (x) the volume-weighted average price for the Company’s common stock for the five business days immediately prior to the repayment date and (y)$3.50. Under this formula, the minimum amount of principal due can never be less than $10 million and the maximum amount of principal due can never be greater than $52.5 million. The following examples illustrate the application of the above formula and in each case, assumes that the maximum amount of principal due is either demanded by the lender, prepaid by us, or matures: If the 5 day volume-weighted average price is equal to or below $0.67 per share at the time payment is made, then the amount of principal due would be $10.0 million; if our 5 day volume-weighted average price is equal to or greater than $3.50 per share at the time payment is made, then the amount of principal due would be $52.5 million; if the 5 day volume-weighted average price is $2.00 per share at the time payment is made, then the amount of principal due would be $30 million. During the first quarter of fiscal 2009, as a result of the May 2008 amendment, ~~we~~ a new estimated fair value of Term Note B was determined and the carrying value increased to $26.3 million. ~~recorded a charge in our statement of operations of $39.8 million equal to the difference in the~~

February 11, 2009

~~fair value of Term Note B from the date of issuance to the date of the May 30, 2008 amendment to the note.~~ Any future change in the upward adjustment of Term Note B will require an interest charge to the statement of operations in the period such payments are made, and such interest charges could be substantial.”

Our Business Depends On The Growth Of Hybrid. . .page 9

6.	Staff Comment: Please update your disclosure to discuss the current economic crisis in the United States and the volatile price of oil prices, including your estimate regarding the potential impact these events will have on the development in alternative energy vehicles.

Company Response: The Staff’s comment is noted. We will revise our risk factor when we file Form S-3/A. Below is the revised risk factor that we will include in our Form S-3/A, which is marked to show the changes that will be made to address the Staff’s comment.

“Our business depends on the growth of hybrid, hydrogen, and alternative fuel based vehicles and the solar industry.

Our future success depends on the continued expansion of hybrid electric, hydrogen and alternative fuel based vehicles and the solar industry. The market for these types of vehicles and for solar technologies and products is influenced by and our sales may be negatively impacted by a number of factors some of which include the level of oil prices, battery durability improvements, levels of investment tax credits and regulation, availability of raw materials for photovoltaic module production, capital formation, interest rates and consumer disposable income.

The adoption of alternative fuel based vehicles and green energy initiatives are highly dependent on macro-economic conditions, specifically oil prices and the overall health of the economy. We believe when oil prices fall, the general attention placed on the development of advanced technology vehicles diminishes. Similarly, we believe consumers are less willing to spend a “technology premium” when faced with economic uncertainty. The recent downturn in the world economy is placing a tremendous strain on the automotive industry, including slowing demand for vehicles and limited funding for alternative fuel vehicle programs.

February 11, 2009

Additionally, we cannot provide any assurances that the markets for hybrid electric vehicles and fuel cells or hydrogen-based vehicles will gain broad acceptance in any economic environment or, if they do, that they will result in increased sales of our hybrid vehicles and advanced fuel system products. Our business depends on auto manufacturers’ timing for pre-production development programs and commercial production. If there are delays in the advancement of OEM ~~fuel cell~~ alternative fuel technologies or in our OEM customers’ internal plans for advanced vehicle commercialization, our financial results could be adversely affected.”

Our Fuel Cell Vehicle Development And Production Revenue Depends. . .page 10

7.	Staff Comment: We note your disclosure in the first paragraph on page 11 that General Motors waived the company’s commitment to spend $4.0 million annually on joint research and development projects for calendar years 2002 through 2007. If known, please disclose whether General Motors’ granted the company a waiver in 2008.

Company Response: The Staff’s comment is noted. We will revise this risk factor when we file our Form S-3/A to state that the directed research and development commitment for our 2008 fiscal year was waived by General Motors and we expect it to be fully or partially waived for 2009.

A Mass Market for Hydrogen Products and Systems. . .page 13

8.	Staff Comment: Please revise the risk factor to the extent you believe necessary. Possible changes might include whether estimates for the development of a mass market are still lengthening and the impact of lower prices for petroleum products due to the worldwide economic slump. Also, parenthetically explain what you mean in the first sentence by “balance of plant” components.

Company Response: The Staff’s comment is noted and this risk factor will be revised when we file our Form S-3/A. Below is the revised risk factor we will include in our Form S-3/A, which is marked to show the changes that will be made to address the Staff’s comment.

“A mass market for hydrogen products and systems may never develop or may take longer to develop than anticipated.

Fuel cell and hydrogen systems represent emerging technologies, and we do not know whether consumers will adopt these technologies on a large scale or whether OEMs will incorporate these technologies into their products. In particular, if a mass market fails to develop, or develops more slowly than anticipated, for hydrogen powered transportation applications, we may be unable to recover our expenditures to develop our fuel systems for hydrogen applications and may be unable to achieve

February 11, 2009

or maintain profitability, any of which could negatively impact our business. Estimates for the development of a mass market for fuel cell products and systems have lengthened in recent years and we believe may continue to lengthen as a result of the success of hybrid and electric-based vehicle technologies. Many factors that are beyond our control may have a negative effect on the development of a mass market for fuel cells and our fuel systems for hydrogen applications. These factors include the following:

•	downturn in the economic environment which may continue to put downward pressure on the price of oil and negatively impact hydrogen and fuel cell vehicle development spending;

•	cost competitiveness and physical size of fuel cell systems and “balance of plant” components (fuel metering and regulation, bi-directional flow monitoring, sensors, etc.);

•	availability, future costs and safety of hydrogen, natural gas and other potential fuel cell fuels;

•	consumer acceptance of hydrogen or alternative fuel products;

•	government funding and support for the development of hydrogen vehicles and hydrogen fuel infrastructure;

•	the willingness of OEMs to replace current technology;

•	consumer perceptions of hydrogen systems;

•	regulatory requirements; and

•	emergence of newer, breakthrough technologies and products within the automotive industry.”

The Terms and Enforceability of Many of Our Strategic. . .page 13

9.	Staff Comment: If possible and if material, please quantify the percentage of your revenues attributable to arrangements lacking enforceable definitive agreements.

Company Response: We believe that all of our revenues are attributable to enforceable written or verbal definitive agreements. We will provide an affirmative statement of this fact within this risk factor in future filings.

February 11, 2009

We Depend On Our Intellectual Property. . .page 14

10.	Staff Comment: Please explain what you mean by the potentially adverse implications of the abandoned reissue application and agreement with Dynetek Industries Ltd., which you refer to in the second to last paragraph on page 14.

Company Response: We have determined that the statement regarding the potentially adverse implications of the abandoned reissue application and agreement with Dynetek Industries was inadvertently included in the risk factor as it is no longer applicable. This risk arose back in 2002 as a result of a patent reissue application being denied. As a result of that denial, there was a risk that our then existing hydrogen storage technologies could be subject to competition; particularly from Dynetek Industries. The risk originally associated with the denial of the patent reissue application is no longer applicable because we have since developed new technologies related to our hydrogen storage applications. Accordingly, the risk factor will be revised to delete the reference to the potentially adverse implications of the abandoned reissue application and agreement with Dynetek.

Warrants, page 22

11.	Staff Comment: Please summarize the provisions for adjustments to the exercise price.

Company Response: The description of the outstanding warrants issued on August 25, 2008 and October 27, 2006 will be revised when we file our Form S-3/A to include a summary of the price reset provisions. Below is the revised language we will include in our Form S-3/A, which is marked to reflect the changes made to address the Staff’s comment.

“In connection with a registered direct offering that closed on August 25, 2008, we issued warrants to the investors to purchase up to 13.5 million shares of our common stock at an initial exercise price of $4.00 per share. The warrants expire on August 25, 2015. The warrants contain a provision which, subject to certain exceptions, resets the exercise price of such warrants if at any time while such warrants are outstanding we sell or issue shares of our common stock or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for shares of our common stock at a price below the exercise price then in effect; provided, however, the exercise price cannot be reset below $1.93. In the event of any such reset, the number of shares of our common stock that are subject to such warrants will increase so that the aggregate purchase price payable applicable to the exercise of the warrants after the reset of the exercise price is the same as the aggregate purchase price payable immediately prior to the reset.

In connection with the private placement that closed on October 27, 2006, the investors have warrants which entitle them to purchase an aggregate of 3.4 million shares of our common stock at a price of $1.50. The warrants expire on April 27, 2014. The warrants contain a provision which, subject to certain exceptions, resets the exercise price

February 11, 2009

of such warrants if at any time while such warrants are outstanding we sell or issue shares of our common stock or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for shares of our common stock at a price below the exercise price then in effect. In the event of any such reset, the number of shares of our common stock that are subject to such warrants will increase so that the aggregate purchase price payable applicable to the exercise of the warrants after the reset of the exercise price is the same as the aggregate purchase price payable immediately prior to the reset.

Part II, page II-1

Exhibit 5.1

12.	Staff Comment: Please confirm that you will file “clean” opinions at each takedown without assumptions such as those contained in subparagraphs (a)(iii), (a)vii), (a)(x), and (a)(xi) and the lengthy foreparts of the numbered opinions.

Company Response: We will file “clean” opinions of counsel each time a takedown of securities occurs, without assumptions such as those contained in subparagraph (a)(iii), (a)(vii), (a)(x), and (a)(xi) and the foreparts of the numbered opinions.

13.	Staff Comment: Remove (a)(iv) from the next amendment since it appears to be covered by subparagraph (b).

Company Response: Subparagraph (a)(iv) will be removed from the opinion of counsel.

14.	Staff Comment: Remove subparagraph (c) or refile opinion dated the date of effectiveness.

Company Response: Subparagraph (c) will be revised to state that the opinion is rendered as of the effective date of the registration statement and there is no undertaking to supplement or update such opinion after the effective date of the registration statement.

15.	Staff Comment: Revise subparagraph (d) on page 4 to eliminate the last clause of the first paragraph.

Company Response: Subparagraph (d) will be revised to remove the last sentence.

February 11, 2009

16.	Staff Comment: In the next amendment remove the first sentence of the final paragraph on page 5. You may not limit reliance on the legal opinion. Similarly, revise to remove the next-to-last sentence of the final paragraph.

Company Response: The first sentence of the final paragraph on page 5 will be revised to read as follows: “This letter is furnished to you in connection with the Registration Statement.” The next-to-last sentence of the final paragraph will be removed from the opinion of counsel.

Annual Report on Form 10-K for the fiscal year ended April 30, 2008

Part I, page 1

Item 1A.	Risk Factors, page 18

17.	Staff Comment: In future filings, please remove the references in the last sentence of your first paragraph that you discuss some, but not all of the risk factors that could cause or contribute to differences that would lead actual results or events to differ materially from those contained in any forward-looking statements or revise to clarify that you have discussed all known material risks.

Company Response: The Staff’s comment is noted and will be addressed in future filings.

We Depend On Our Intellectual Property. . .page 25

18.	Staff Comment: Please clarify for us the nature of the “potentially adverse implications” with regards to your agreement with Dynetek Industries Ltd. To the extent any of these adverse implications would affect your financial condition, or results of operations, or cash flows, please tell us the significance of such implications and what amounts have been recorded in your financial statements. If you were not required to provide for these matters in your financial statements, please include a discussion of this matter in MD&A to the extent this matter could have material implications in future periods.

Company Response: The verbiage contained in the parenthetical regarding the potentially adverse implications of the abandoned reissue application and agreement with Dynetek Industries was inadvertently included as it is no longer applicable, thus, will be deleted in future filings. Please refer to our response to Comment 10 above.

February 11, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Results of Operations – Years Ended April 30, 2007 and 2008, page 45

Quantum Fuel System Segment, page 45

19.	Staff Comment: We refer to the disclosure on page 46 discussing the gross profit on product sales for the Quantum Fuel Systems segment. Given that gross profit is not disclosed on the face of the income statement, or in note 16 to the financial statements, it is unclear why MD&A is being discussed in a different level of detail than the financial statements. Please revise to ensure consistency by either adding gross profit to your segment footnote or adding a table to MD&A that discloses this measure.

Company Response: We respectfully advise the Staff that we believe the disclosures in the MD&A are consistent with the information presented on the face of the consolidated income statement and in Footnote 16 as well as in accordance with the guidance in Regulation S-K. We disclose that all revenue from continuing operations was generated by the Quantum Fuel Systems business segment for all periods presented in Note 16 and in our MD&A summary table on page 45. We also provide a “Gross profit on product sales” measure in our quarterly results from operations in Footnote 18 on page F-44. We believe a reader can calculate the gross profits for product sales by subtracting “Cost of product sales” from “Net product sales” based on information presented on the face of our statement of operations. The narrative disclosure in the MD&A associated with gross profits on product sales provides additional information to assist the reader in understanding year over year operating trends.

Liquidity and Capital Resources, page 50

Cash Flow Activities, page 50

20.	Staff Comment: We refer to the primary use of cash for investing activities in the second paragraph on page 50. You state that the cash used in fiscal 2008 and 2007 is related to cash provided to operations now classified as discontinued. Please tell us the nature of the cash provided to the discontinued operations, as it is unclear why such amounts would not be recorded in the net cash provided (used by) discontinued investing activities rather than as investments in a discontinued operation. Clarify if the cash provided was to fund losses, provide loans or for an additional equity stake in the discontinued operations or for other purposes as applicable. We may have further comment upon receipt of your response.

Company Response: In our 2008 consolidated financial statements, we elected to present cash flows from continuing operations separate from cash flows from discontinued operations in our consolidated statements of cash flows as allowed under footnote 10 in paragraph 26 of Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (Statement No. 95). We separately identified the cash flows related to discontinued operations within each of the three categories (operating, investing and financing activities) consistent with guidance provided in Current Accounting and Disclosure Issues in the Division of Corporation Finance which was released on November 30, 2006.

February 11, 2009

On page 50, we are stating that cash was provided to the discontinued operations in the form of inter-company advances to fund operating losses incurred by our Tecstar Automotive Group business segment (Tecstar). Since the inter-company advances were determined to be uncollectible as of the disposal date, we concluded that the advances represent equity investments on the part of the continuing operations. We presented the equity investments between continuing operations and discontinuing operations as both a use and as a source of cash within the investing activities in the statement of cash flows. Specifically, the cash outflows reported as “Investment in discontinued operations” was offset by a concurrent increase in cash inflows reported as “Net cash provided by (used in) discontinued investing activities.” This reporting of activity as both a use and as a source of cash within the investing activities did not impact the net cash provided by or used in investing activities by the Company at a consolidated level, nor did it impact amounts reported as operating and financing activities. By reporting both the use and source of cash associated with the investing activities to reflect the internal borrowing, a reader is able to reconcile the change in year end balances of cash and cash equivalents associated with continuing operations separate from cash and cash equivalents associated with discontinued operations. This also enabled us to provide a consistent disclosure in our MD&A for cash provided to discontinued operations in our liquidity and capital resources section.

Although we believe the disclosures provided were sufficient and in accordance with Regulation S-K, in future filings we will expand the narrative to discuss the nature of the cash flows provided to the discontinued operations and the rationale for the presentation in the statement of cash flows.

February 11, 2009

Liquidity, page 53

21.	Staff Comment: We note from the disclosure in the second paragraph on page 19 that on December 14, 2007 and January 18, 2008, waivers of default were received from your lender related to non-compliance with certain required debt service payments. Please tell us and explain in MD&A and Note 11 the nature of any debt covenant violations that existed at each fiscal year end and the period for which any related waiver had been obtained from the lender. Refer to the disclosure requirements outlined in Rule 4-08(c) of Regulations S-X. Also, if debt covenant violations caused events of default, please explain the basis for classifying the related debt obligation in your financial statements as long-term debt. Refer to the guidance in EITF 86-30.

Company Response: We respectfully advise the Staff that we believe our disclosures are consistent with Rule 4-08 (c) that requires disclosure in the notes to the financial statements of defaults with respect to any issue of securities or credit agreements, or any breach of covenant of a related indenture or agreement, which default or breach existed at the date of the most recent balance sheet being filed and which has not been subsequently cured.

We disclosed on page 53 and on page F- 31 that we were in compliance with all material covenants, reporting and other requirements of the debt instruments with our lender as of April 30, 2008 (date of our most recent balance sheet).

We also disclosed on pages F-17 and F-28 that our subsidiary, Tecstar Automotive Group, was in default of its obligations under the Tecstar Convertible Notes on January 11, 2008 and that such defaults were cured pursuant to the transactions completed on January 16, 2008.

As of April 30, 2008 we reported all long-term debt obligations as “non-current” consistent with Emerging Issues Task Force No. 86-30, Classification of Obligations When a Violation Is Waived by the Creditor (EITF 86-30), because (a) no covenant violations under our outstanding debt instruments existed at the balance sheet date on any of the outstanding debt instruments, (b) loan modifications were not required to bring the loans into covenant compliance at the balance sheet date, and (c) it was probable that no covenant violations would occur subsequent to the balance sheet date.

February 11, 2009

Contractual Obligations, page 54

22.	Staff Comment: Please reconcile the total long-term debt of $37,102,588 per the table on page 54 with the long-term debt reflected in your consolidated balance sheet and Note 11 to the financial statements of $41,948,742.

Company Response: The difference between the long-term debt per the table on page 54 and the amount reflected in our consolidated balance sheet and in Note 11 of $4,846,154 represents the non-contractual unamortized premium carried on our outstanding convertible note as of April 30, 2008. The debt premium represents the difference between the face value and the fair value of the convertible note on January 1, 2007, the date that the convertible note was significantly modified. Reconciliation of this difference is provided in Footnote 11 on page F-31. In future filings, we plan to add a footnote to the contractual obligations table to further clarify this reconciling item.

Item 14,	Principal Accountant Fees and Services, page 59

23.	Staff Comment: In future filings, please disclose the information required by Item 9(e) of Schedule 14A relating to audit fees, audit-related fees, tax fees and all other fees for the last two fiscal years.

Company Response: The Staff’s comment is noted. In future filings we will disclose the information required by Item 9(e) of Schedule 14A relating to audit fees, audit-related fees, tax fees and all other fees for the last two fiscal years.

Notes to Consolidated Financial Statements, page F-9

Note 1. Background and Basis of Presentation, page F-9

Capital Resources, page F-10

24.	Staff Comment: We note that the private placement competed on June 22, 2007 triggered the reset of the conversion price of the senior subordinated convertible notes from $2.36 to $1.35 and a reset of the exercise price of the “A” warrants issued in the private placement that the Company closed in October 2006 from $2.36 to $1.50 per share. Please tell us and revise the notes to your financial statements to provide robust disclosure as to the nature of the conditions that trigger a reset of the conversion price of the senior subordinated notes and the exercise price of the “A” warrants. Also, please tell us and revise the notes to the financial statements to disclose the effect such resets had on your financial statements. If there was no resultant financial statement impact as a result of the revised conversion and exercise prices, please explain why.

Company Response: We respectfully advise the Staff that as disclosed in Footnote 11 on page F-29, the “A” warrants represented the only financial instrument with an anti-dilution reset trigger as of the date we filed our Annual Report. Furthermore, we disclosed on page F-10 that in connection with the sale of stock on June 22, 2007 at a price of $1.50 per share, a reset of the exercise price of the senior subordinated convertible notes and “A” warrants (issued in the private placement that we closed in October 2006) occurred which resulted in the exercise price decreasing from $2.36 to $1.50. In addition, we disclosed the additional warrants that were provided in connection with the warrant exercise price reset on Pages F-15 and F-38.

February 11, 2009

Furthermore, we advise the Staff that prior to May 30, 2008, our Convertible Note contained an anti-dilution provision which provided that the conversion price would be reset pursuant to an agreed upon formula if, subject to certain exceptions, we issued (or were deemed to issue) shares of our common stock for less than $1.50 per share. There were no subsequent resets on the Convertible Note and this anti-dilution conversion price reset provision was eliminated on May 30, 2008 as part of a debt restructuring which was disclosed in Footnote 11 on Page F-30.

We also believe the accounting treatment applied with respect to the Convertible Note and the Warrants is consistent with the guidance in Statement No. 133. This guidance addresses when anti-dilution conversion and exercise price reset provisions are required to be treated as derivatives and recognized as liabilities in ones consolidated balance sheets. Based on our understanding of Statement No. 133, and analyses, we concluded that these financial instruments are excluded from derivative accounting as they are indexed to our common stock and, if freestanding, would be classified as part of stockholders equity as discussed in Statement No. 133, paragraph 11(a). Furthermore, based on our review of paragraphs 12 through 32 in EITF 00-19, we determined that all conditions necessary for equity classification were met.

Although we believe the disclosures in the notes to the consolidated financial statements were sufficient as to the nature of the conditions that trigger a reset of the conversion price of the senior subordinated notes and the exercise price of the “A” warrants, we will combine these disclosures into one footnote and supplement them with information on potential future reset events for the “A” warrants in our future filings.

Regarding the applicable accounting treatment, we advise the Staff that the proceeds received from the sale of stock that was completed on October 27, 2006 were allocated to the common stock and the warrants based on their relative fair values. In determining the fair value of the warrants, we took into consideration the exercise price reset provision. For financial reporting purposes, we aggregated the values as both the stock and the warrants were classified as permanent equity. Therefore, we have concluded that the contractual reset of the warrants on June 22, 2007 did not have any further impact on the financial statements outside of the footnote disclosures noted above.

As disclosed on page F-28, the substantial modifications to the convertible note executed on January 31, 2007 were accounted for as an implied exchange of debt instruments and the new convertible note was recorded at its fair value of $21.3 million as prescribed by EITF 96-19.

February 11, 2009

We determined there was no intrinsic value as of January 31, 2007 as defined by EITF 98-5 and EITF 00-27 as the fair value of our common stock ($1.49) into which the debt is convertible multiplied by the number of shares (6,355,932*) into which the debt is convertible, amounting to $9.5 million, was less than the carrying value of the convertible note on the commitment date.

Likewise, the contractual reset of the conversion price to $1.35 on June 22, 2007 did not result in any additional implied consideration or intrinsic value as the fair value of our common stock ($1.50) into which the debt is convertible multiplied by the number of shares (11,111,111**) into which the debt is convertible, amounting to $16.7 million, was still less than the $20.8 million net carrying value of the convertible note on the reset date.

*	$15,000,000 principal divided by $2.36 per share conversion price.

**	$15,000,000 principal divided by $1.35 per share conversion price.

Beyond the disclosures provided, there were no effects on our financial statements as a result of the contractual price reset. We believe the effects of the convertible note conversion price and warrant exercise price resets on our financial statements were disclosed sufficiently, including the impact that the contractual modifications to the convertible note on various dates had on the recognition of debt extinguishments disclosed in Footnote 11; however, we plan to supplement our disclosures in future filings to further clarify existing reset provisions.

Note 1. Background and Basis of Presentation, page F-9

Note 5. Investments in Affiliates

Advanced Lithium Power

25.	Staff Comment:

a.

We note from the disclosure in Notes 1 and 5 that on March 24, 2006, the Company obtained a 35.5% ownership interest in Vancouver, British Columbia-based Advanced Lithium Power Inc. (ALP). We also note from the disclosure in Note 1 that the accounts of ALP were included in the consolidated financial statements from the date of the Company’s initial ownership interest until April 10, 2008 due to the nature of the controlling voting interest the Company had secured in ALP during this period. Given that the Company only held a 35.5% ownership interest in ALP from March 24, 2006 through April 10, 2008, please tell us and explain in further detail in the notes to the Company’s financial statement how the 35.5% interest held by the

February 11, 2009

Company provided it with a “controlling voting interest” in ALP. Please note that we do not believe the fact that the Company has the right to appoint two members of ALP’s six member board of directors as you have disclosed in Note 5 provides the Company with control over ALP’s operations. If the control arose from the voting arrangements that were in place, or the protective rights for certain decisions made at the ALP board level as discussed in Note 5, please explain in further detail the nature of these voting arrangements and protective rights. We may have further comment upon receipt of your response.

b.	Also, please tell us and revise the notes to your financial statements to further clarify how the “ratification of a revised allotment and pricing of common shares by ALP’s board” impacted the Company’s voting interest so that it no longer maintained control of a majority of the voting interests in ALP.

c.	In addition, please revise Note 5 to include summarized financial data for ALP for the period it was accounted for under the equity method of accounting or explain why you do not believe this is required. Refer to the disclosure requirements outlined in paragraph 20d of APB No. 18.

Company Response 25(a): We respectfully advise the Staff that our level of investment in ALP and the impact of its activities on our consolidated financial statements are not substantial in nature. Through April 30, 2008, we had only provided a total of $0.6 million in debt and equity financing to ALP and the carrying amount of our investment under the equity method of accounting was zero. Additionally, the financial results of ALP in fiscal 2008 accounted for none of our revenue, 4.8% of our total operating costs and 0.4% of our consolidated net loss for the year.

However, in response to the Staff’s comment, we believe that we had effective control of ALP through April 10, 2008 primarily because of the voting arrangements we had in place. Upon the inception of this venture, we obtained the right, by proxy, to exercise the votes attached to shares of certain founding shareholders of ALP such that, our effective voting rights exceeded 50% of the ALP voting rights from the date of inception through April 10, 2008. In addition to the voting arrangements, we also had significant board representation (two of six seats) coupled with veto rights around certain major decisions requiring board approval. The major decisions included the issuance of common stock, acquisitions or divestiture of assets outside the normal course of business, removal and appointment of a chief executive officer and the granting of licenses of ALP technology to third parties. Furthermore, we had significant rights under an exclusive license agreement for ALP’s technology and products which restricted ALP’s ability to manufacture or sell products utilizing the licensed technology in the hybrid-electric and alternative fuel automotive industry except through us. All of these factors were taken into consideration when concluding that ALP should be a consolidated entity from inception through April 10, 2008.

February 11, 2009

Company Response: 25(b): We respectfully advise the Staff that on April 10, 2008 the ALP board of directors approved an adjustment to the number of shares previously issued to certain of its shareholders in order to resolve a dispute related to the price per share that such shareholders paid for their initial investment in ALP. This adjustment resulted in an increase in the number of shares issued and outstanding to such shareholders not including us. The number of shares that we owned was not adjusted and, as a result, our effective voting interest decreased from 55% to approximately 40%. Therefore, we no longer could conclude that we had a controlling effective voting interest in ALP. Furthermore, in connection with ALP board of directors actions, the exclusive license agreement for ALP’s technology and products became subject to revision such that we agreed to relax our exclusive right to restrict the manufacture or sale of products on a worldwide basis. Based on these principal changes around our involvement in the venture which occurred on April 10, 2008, we concluded that ALP should no longer be consolidated into our financial statements.

Although not all of this information has been provided in the notes to our consolidated financial statements, we believe that the disclosures provided are sufficient given the less-than-significant nature of ALP to our consolidated financial statements. However, we will supplement our disclosures consistent with the information provided above in the notes to our consolidated financial statements to be included in future filings.

Company Response: 25(c): In response to the Staff’s comment to provide summarized financial data on ALP, we believe the disclosure guidance outlined in paragraph 20(d) of Accounting Principles Board Opinion No.18, The Equity Method of Accounting for Investments in Common Stock, states that summarized information may be necessary when investments accounted for under the equity method are material in relation to the financial position or results of operations of an investor. As mentioned above, our cumulative investments in ALP of $0.6 million and our net carrying balance of our investment of zero at April 30, 2008 is not material to our consolidated financial position or consolidated results of operations. Additionally, the financial results of ALP in 2008 accounted for none of our revenue, 4.8% of our total operating costs and 0.4% of our consolidated net loss for the year. As such, we do not believe that disclosure of summarized information of ALP is required.

February 11, 2009

Note 2. Summary of Significant Accounting Policies, page F-11

Income Taxes, page F-15

26.	Staff Comment: We note your disclosure that interest and penalties related to income tax liabilities will be recorded in pre-tax income. Please revise to state whether the interest and penalties will be recognized as interest expense or as part of income tax expense. Refer to the guidance in paragraphs 19 and 20 of FIN 48.

Company Response: We respectfully advise the Staff that we do not have any interest or tax penalties and to the extent interest or penalties is recognized in the future, we will record these amounts as interest expense and tax penalties and not as part of income taxes (i.e. in pre-tax income). In future filings, we will further clarify this classification policy.

Note 5. Investments in Affiliates, page F-22

Fisker Automotive, page F-22

27.	Staff Comment: We note your statement that “due to the temporary nature of its majority interest in Fisker Automotive, the company also accounted for its initial equity interest in Fisker Automotive under the equity method.” We further note that you acquired a 62% interest in Fisker on August 7, 2007 and by April 20, 2008, your interest had declined to 30.7%. Please tell us at what point in time your interest in Fisker declined to below 50% and explain in further detail why your ownership interest of 62% at inception was considered “temporary” upon acquisition of the interest. In addition, please tell us the amounts that would have been consolidated at each reporting date through the date that your ownership percentage decreased below 50%. We may have further comment upon receipt of your response.

Company Response: We respectfully advise the Staff that we obtained an initial 62% ownership interest upon the formation of Fisker Automotive, Inc. (Fisker Automotive) on August 7, 2007 without any contribution of cash or other assets with a historical cost basis. The other 38% equity owner also did not contribute cash or other assets. The venture was established with the understanding that the venture would seek outside funding to fund itself during the development stage and neither equity holder would be required to provide additional capital to the venture. We expected that our initial majority ownership interest would be temporary and would immediately decline below 50% upon the first round of financing for the new venture. Due to a lack of capital within the new venture, substantive operating activities did not begin until after the venture received its initial round of financing. This initial financing consisted of a $5.5 million equity commitment from a new investor that had been under negotiation upon formation of the venture. The transaction with the new investor was closed on November 6, 2007. On that date, our equity ownership decreased to below 50% which was consistent with initial expectations.

February 11, 2009

In determining the appropriate accounting treatment for our investment in Fisker Automotive, we considered paragraph 4 of Statement of Financial Accounting Standards No. 94, Consolidation of All Majority-Owned Subsidiaries, which precludes consolidation of a majority owned subsidiary under two conditions, one of which is “where control is likely to be temporary.” Pursuant to this guidance, we concluded that it was appropriate to account for our ownership interest in Fisker Automotive under the equity method of accounting effective on the date of formation. The first reporting date subsequent to the formation of the new venture was our quarterly period ended October 31, 2007 for which our Form 10-Q was filed on December 17, 2007. Therefore, prior to the filing of this Form 10-Q, we had already determined that our ownership interest had declined to below 50%.

Fisker Automotive had no revenue and we estimate that it had incurred approximately $1.4 million in research and development costs during this period. We estimate that Fisker Automotive’s assets consisted of $100,000 in cash and liabilities of $1.5 million in the form of a bridge loan as of this reporting date. We do not believe any significant activity occurred between October 31, 2007 and the date of the closing of the equity financing on November 6, 2007. Under the equity method of accounting, we did not recognize any equity in losses of Fisker Automotive for these periods as our net investment balance was zero and we had no obligation to fund deficit balances.

Asola, page F-22

28.	Staff Comment: Please revise to also provide summarized financial information for Asola in US dollars, the Company’s reporting currency.

Company Response: We respectfully advise the Staff that although we did not provide Asola’s summarized financial information in US dollars, we did disclose the conversion rate of one euro to one US dollar as of April 30, 2008 on page F-23 and a reader could reasonably calculate the US dollar equivalency rate with the information disclosed. In future filings, we will provide summarized financial information for Asola in US dollars as recommended by the Staff.

Note 7. Inventories, page F-25

29.	Staff Comment: Your disclosure indicates that the company received $2.2 million during fiscal 2008 from the partial settlement of an insurance claim. Please tell us where this cash receipt is reflected on your statement of cash flows.

Company Response: We respectfully advise the Staff that cash receipts from the insurance settlement are reflected as operating activities within continuing operations in accordance with Statement No. 95 paragraph 22(c) as the proceeds were used for purposes of replenishing damaged inventory, mitigating the effects of flooding via clean up and maintenance efforts, and repairing structural damage to a leased facility that we insure as required under our lease. None of the structural damage was related to leasehold improvements that had been capitalized on our books.

February 11, 2009

Note 10. Goodwill and Other Intangible Assets

30.	Staff Comment: We note from the disclosure provided in Note 10 that a portion of the goodwill that was associated with the acquisition of Tecstar Automotive Group in March 2005 was allocated to the Quantum Fuel Systems business segment. We also note that the allocated amount represented 30% or $30.4 million of the total goodwill recognized in connection with the acquisition. Please tell us and explain in the notes to your financial statements how you determined the amount of the goodwill acquired in this acquisition that was allocated to the Quantum Fuel Systems business segment. As part of your response, you should also explain how the method used for such allocation complied with the guidance outlined in paragraph 34 and 35 of SFAS No. 142.

Company Response: We respectfully inform the Staff that the goodwill associated with the March 2005 acquisition of Tecstar Automotive Group was allocated 30% to the Quantum Fuels Systems business segment (QFS) and 70% to the Tecstar Automotive Group business segment (TAG) as disclosed in our Form 10-K/A for the year ended April 30, 2005 filed on June 14, 2006. Although no assets or liabilities of the acquired TAG business were assigned to QFS, we determined that QFS would indirectly benefit from the acquisition due to anticipated synergies associated with manufacturing efficiencies and an increased ability to attract additional customers for QFS products and services. In accordance with paragraphs 34 and 35 of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (Statement No. 142), we performed a “with and without” calculation effective on the date of the acquisition for QFS that represented the difference between the fair value of QFS on a discounted cash flow basis assuming no acquisition and on a discounted cash flow basis incorporating the estimated indirect impact on QFS as a result of the TAG acquisition.

The Staff’s comment for additional disclosure in Footnote 10 regarding how we determined the amount of goodwill allocated to QFS is noted; however, we reviewed the disclosure requirements of paragraphs 44 through 47 under Statement No. 142 and we believe that our disclosures regarding the allocation of the goodwill are sufficient and appropriate under the current circumstances.

February 11, 2009

31.	Staff Comment: We note from the disclosure in the first paragraph on page F-28, that the Company assessed goodwill and reviewed intangibles and other long-lived assets for impairment and the Company believes that no event or circumstance currently exists that would indicate impairment of the carrying values as of April 30, 2008 for these long lived assets. We also note from the Company’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2008, that due to public statements made by General Motors indicating its deteriorating financial condition, and which indicated a potential impairment to the intangible asset related to the strategic alliance with General Motors, the Company performed an updated impairment analysis with respect to this intangible in the third quarter and determined that this intangible asset was not impaired.

Given the Company’s significant operating and net losses experienced during all periods presented in the Company’s financial statements, as well as deteriorating economic conditions in the automotive industry as well as the US economy as a whole during the later portion of calendar 2008, and the Company’s declining revenues from General Motors as indicated in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2008, we believe that the Company should perform an updated impairment analysis with respect to its goodwill and intangible assets pursuant to the guidance in paragraph 17 of SFAS No. 142. Furthermore, to the extent that the Company’s actual results for annual and quarterly periods have not met those anticipated or projected in completing the Company’s prior impairment analysis with respect to goodwill and the intangible related to the strategic analysis with General Motors, it appears that an impairment charge with regard to these intangibles may be warranted. Upon completion, please provide us with the results of your updated impairment analysis with respect to these intangible assets and explain how recent changes in economic conditions and General Motors’ financial condition have been factored into your updated impairment analysis.

Please note that assuming no impairment charges are determined to be required as a result of your updated impairment analysis, we would expect the Company to significantly expand the disclosures in its financial statements and MD&A to explain in detail the methods and assumptions used in the Company’s impairment analysis for its goodwill and other intangible assets. Robust disclosures should also be provided [to] explain why no impairment charges were considered necessary with regards to these intangible assets. We may have further comment upon receipt of your response and our review of your related impairment analysis.

February 11, 2009

Company Response:

Interim Goodwill Impairment Assessment

We respectfully inform the Staff that at the time of the filing of our October 31, 2008 recent quarterly report on December 10, 2008, we did not believe that the deteriorating economic conditions in the automotive industry as well as the US economy as a whole during the later part of calendar 2008 were so severe as to warrant an impairment of our goodwill given our financial condition, our market capitalization and our future prospects in the alternative energy sector.

In connection with our quarterly financial statement close process and consistent with the Staff’s recommendation, we performed an updated interim goodwill impairment analysis effective as of January 31, 2009 in accordance with paragraph 17 of Statement No 142. As discussed in our consolidated financial statements for the quarterly period ended October 31, 2008, we have one continuing reporting unit with an allocated goodwill balance called the Quantum Fuel Systems (QFS) reporting unit. The goodwill for this reporting unit has a carrying value of $30.4 million as of the effective date of the impairment test. Accordingly, we followed the guidance as prescribed by paragraph 19 of Statement No. 142, known as the two-step test for our interim impairment assessment.

In performing step 1 of the two-step impairment assessment, we first estimated the fair value of the QFS reporting unit as of January 31, 2009 based on a number of different factors that we considered which are as follows:

•

As of January 31, 2009, the price for our common stock was $0.86 per share and we had approximately 98.1 million shares outstanding which represents a market capitalization of approximately $84 million for our overall enterprise. Therefore, our market capitalization exceeded our book value of approximately $33 million at January 31, 2009 by approximately $51 million.

•

Additionally, we used an income approach to estimate the fair value as of January 31, 2009. The income approach or discounted cash flow analysis was performed using a four year free cash flow forecast that applied a multiplier to the year four forecast in order to obtain a terminal value. The net cash flows were then present valued back to January 2009 using a discount factor of 21% which we believe is consistent with our weighted average cost of capital. The value determined using the income approach approximated our market capitalization.

February 11, 2009

Since the fair value of the reporting unit exceeds its carrying amount by approximately $51 million, we concluded that the recorded goodwill of $30.4 million was not considered to be impaired under this first step. As a result, we believe no impairment of goodwill should be recognized and the step 2 test is not considered necessary.

As suggested by the Staff, we will disclose the nature of the interim goodwill impairment test performed and the results of the test in our quarterly report for the period ended January 31, 2009.

Interim Intangible Asset Impairment Assessment

As noted by the Staff and as disclosed in our quarterly report for the period ended October 31, 2008, we were aware of the deteriorating financial position of General Motors (GM) and determined that GM’s public disclosures represented an indicator of potential impairment. As a result, we performed an interim impairment test in accordance with Statement No. 144 paragraphs 16 through 21. At that time, we considered that the strategic alliance agreement remained in place and through our discussions with GM, we concluded that it remained the intent of both parties to continue to execute upon the agreement, although at an estimated lower level of activity over the next 12 to 18 months than we previously anticipated.

As disclosed in our 2008 Form 10-K, the intangible asset was originally recognized at its estimated fair value on July 23, 2002 when we entered into the strategic alliance agreement with General Motors. The intangible asset was originally recognized based on the estimated fair market values of the stock that was provided to General Motors in July 2002 and January 2003 in connection with the strategic alliance. The estimates used in completing our impairment analyses prior to October 31, 2008 with respect to the intangible asset resulted in a significant excess cushion when comparing the estimated future net cash flows against the carrying balance of the intangible asset on an undiscounted cash flow basis as prescribed under paragraph 16 of Statement No. 144. As of October 31, 2008, we factored in reduced estimates of future activities with GM and revenue streams associated with the strategic alliance on an undiscounted basis and the results reflected that the intangible asset was still recoverable. Although the excess cushion had declined, the estimated fair value of the strategic allowance was still reasonably above the carrying value. Based on these revised estimates, we concluded that the carrying value of the intangible asset was recoverable over the remaining life of the arrangement and that there was no impairment as of October 31, 2008.

February 11, 2009

Since our last interim intangible asset impairment test, the automotive industry and the US economy has deteriorated further and measures implemented by the federal government to shore up the domestic credit markets and the economy in late 2008 have not yet been realized to the extent expected. GM announced on January 7, 2009 that it received federal loan assistance from the US government in the amount of $13.4 billion and it borrowed $4.0 billion on December 31, 2008 with loans that are subject to certain conditions, including the submission of an acceptable restructuring plan by February 17, 2009 to the government that presents a plan to sustain the long-term viability of GM. Furthermore, on February 2, 2009, GM announced that sales for January 2009 were 49% lower than sales in the same period in 2008. The January sales results for GM were significantly worse than expected by industry sales trackers. Recent reports from the media reflect that the automotive industry is continuing to deteriorate and suffering its worse economic conditions in decades as domestic automakers are struggling due to the rise in US unemployment, weakening consumer confidence and difficulties for many people seeking loans.

Therefore, pursuant to this continuing deterioration, we updated our interim impairment analysis of the intangible asset associated with the General Motors Strategic Alliance as of January 31, 2009 in accordance with Statement No. 144. Although we believe the federal loan arrangement provided to GM in December 2008 is an indicator that the US government will be inclined to continue to provide assistance to GM in maintaining sufficient liquidity in the near term, there is an increasing level of uncertainty for GM’s ability to fund future hydrogen fuel cell projects under the strategic alliance. Given these increased uncertainties, we believe that we are no longer able to reasonably forecast the long-term revenue streams under the strategic alliance. As a result, we believe it is appropriate to fully impair the remaining unamortized balance of the strategic alliance of $5.8 million as of January 31, 2009.

Therefore, we inform the Staff that we will record an impairment charge on the intangible asset of $5.8 million and disclose the impairment test and related results in our third period quarterly report.

Note 11. Long-term Debt, page F-28

32.	Staff Comment: Your disclosure that the debt restructuring related to Tecstar’s foreclosure resulted in the elimination or release of $20.5 million of debt with the lender is inconsistent with the table on page F-19 that discloses $23.5 million of long-term liabilities assumed or released by the lender. Please reconcile and revise these disclosures.

Company Response: We respectfully advise the Staff that the difference between the amount disclosed in Note 11 on page F-28 and in Note 3 on page F-19 of $2,984,357 represents other long-term liabilities that were assumed by our lender pursuant to the foreclosure transaction consisting of notes payable to third parties in the amount of $2,838,326, $119,301 in accrued liabilities associated with operating leases payable to third parties, and $26,730 in capital leases payable to third parties. We believe that our disclosures are consistent and sufficient in regards to the difference between the two amounts noted by the Staff. Specifically, our disclosure in Note 11 which states “the Company’s outstanding debt instruments payable to the lender were restructured in a manner that resulted in the elimination or release of $20.5 million [$20,501,145] of debt,” refers only to the amount of debt obligations released by the lender and our disclosure in Note 3 on page F-19, which states “Long term liabilities assumed or released by lender”, refers to not only debt obligations released but all other long-term liabilities that were assumed by our lender in connection with the foreclosure transaction.

Although we believe the disclosures in the notes to the consolidated financial statements are adequate, we will supplement our disclosures in Note 3 on page F-19 with information that describes the nature of the long term liabilities assumed or released by lender consistent with the information provided above in future filings.

33.	Staff Comment:

a.	We note from the disclosures provided on page F-28, that the Company accounted for the changes in its debt structure that occurred in January 2008 as a troubled debt restructuring pursuant to the guidance in SFAS No. 15. Please revise Note 11 to include all of the disclosures required by paragraphs 25 and 26 of SFAS 15, as the terms of the old debt and the restructured debt are unclear. The revised disclosures should clearly explain the terms of the modified debt both before and after the restructuring transaction.

b.	As part of your response and your revised disclosures, please include disclosure as to how you calculated the “contingent gain” on the restructuring of the debt obligations. Also, since you did not recognize this gain, please clarify how the “contingent gain” was reflected in the Company’s financial statements.

February 11, 2009

c.	Please also clarify how the $4.9 million unamortized premium associated with the $21.6 million convertible note resulted from the restructuring of your debt obligations. Your response and your revised disclosure should explain in detail how this amount was calculated or determined and should explain the relevant technical accounting literature applied in accounting for this embedded conversion option. Your response should also explain how the Company considered the guidance in paragraph 12 of SFAS No. 133 and the guidance in EITF 00-19 in accounting for this embedded conversion option. We may have further comment upon receipt of your response.

Company Response: 33(a): We respectfully advise the Staff that our disclosures in Note 11 on pages F-28 through F-31, in addition to our disclosures in Note 3 on pages F-17 through F-20, associated with the disposal of the discontinued operations of the Tecstar Automotive Group, provide a description of the principal changes in the terms of our debt obligations payable and the major features of settlement with our lender associated with the troubled debt restructuring that occurred on January 16, 2008. We believe our disclosures are fairly stated and comply with the requirements of paragraphs 25 and 26 of Statement of Financial Accounting Standards No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (Statement No. 15).

Paragraph 25, part (a) requires disclosure of the principal changes in terms and the major features of settlement. We believe that our disclosures in Notes 1, 3 and 11 provide the principal changes in the terms of the debt as well as the other major features impacting the trouble debt restructuring which are sufficient and consistent with the disclosure requirement of Statement No. 15.

Additionally, paragraph 25(b) and (d) of Statement No. 15 require disclosure of the aggregate gain on restructuring of payables, the related income tax effect, and the resulting per share impact. As disclosed on page F-28, no gain was recognized on the restructure of payables; therefore, we believe these disclosure requirements are not applicable under these circumstances.

Furthermore, paragraph 25(c) requires disclosure of the aggregate net gain or loss on transfers of assets recognized during the period. Based on our analysis, we determined that there was no difference between the carrying value and the fair value of the net assets transferred to our lender in connection with the foreclosure and in partial satisfaction of the debt obligations. However, the Staff should be aware that we had written down the carrying value of the assets of our Tecstar Automotive Group business segment to their estimated fair value during our second quarter ended October 31, 2007. As stated in Note 3 on Page F-19 (sub-note item 1), we disclose the write down charge of $9.6 million for the impairment of property and equipment to estimated fair value for assets of the discontinued operations during fiscal 2008. As there was no gain or loss recognized in connection with the transfer of assets, we believe that paragraph 25(c) of Statement No. 15 is not applicable.

As stated in Paragraph 26, for periods after the troubled debt restructuring, disclosures are required of amounts contingently payable that are included in the carrying amount of restructured payables. In reference to this disclosure requirement, we believe the information in Note 11 provides sufficient information as to the contingent nature of the payments to be made under each of the new and restructured debt instruments, including Term Note B that is subject to a significant principal amount multiplier. We also believe that all significant contractual terms for each debt instrument are sufficiently disclosed in Note 11.

February 11, 2009

Accordingly, we believe our disclosures adequately discuss the amended terms of each of the debt instruments and that we have satisfied the disclosure requirements of Statement No. 15 related to the impact that debt modifications had on the financial statements for the periods presented. However, we acknowledge that the transaction was very complex; therefore, we will consolidate and supplement our disclosures such that they more clearly present the debt restructuring and changes in the debt instruments in future filings.

Company Response: 33(b): We respectfully advise the Staff that we calculated the unrecognized contingent gain in accordance with Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings. As prescribed by Statement No. 15 paragraph 19, we first reduced the carrying amount of the debt owed to our lender under the outstanding debt instruments (approximately $60.0 million) by the fair value of the net assets transferred and equity interests granted to the lender in partial settlement of the debt owed ( approximately $8.9 million). We then assessed whether the future cash payments under the restructured debt instruments payable to the lender exceeded the $51.1 million representing the reduced carrying value of the debt. The resulting analysis reflected that the estimated future cash payments that will be required under the terms of the modified debt amounted to approximately $50.0 million when excluding any contingent increase in the principal payable under Term Note B related to the principal multiplier provision. The difference represents a potential gain of $1.1 million on the troubled debt restructure as the future cash payments were below the reduced carrying value; however, the gain was contingent on future events that were indeterminable at the date of the debt modifications.

Paragraph 18 of Statement No. 15 precludes a debtor from recognizing a gain on a restructured payable involving indeterminate future cash payments when the maximum total future cash payments could exceed the carrying amount of the debt. Paragraph 18 further guides that those contingent amounts shall be included in the total future cash payments specified by the new terms to the extent necessary to prevent recognizing a gain at the time of the restructuring that may be offset by future interest expense. Since the principal multiplier under Term Note B could potentially add an amount of cash payments well in excess of the $1.1 million contingent gain calculated, we did not recognize a gain on the troubled debt restructuring.

Paragraph 22 of Statement No. 15 requires contingent amounts to be recognized as a payable and as interest expense in future periods in which (a) it is probable that a liability has been incurred and (b) the amount of that liability can be reasonably estimated. As of April 30, 2008 there had been no event or circumstance that triggered recognition of an increase in the Term Note B payable and recognition of additional interest under the principal multiplier provision.

As noted in our response to the Staff’s question #33(a), we believe the information in Note 11 provides sufficient information as to the contingent nature of the payments to be made under each of the new and restructured debt instruments, including Term Note B that is subject to the significant principal amount multiplier.

Company Response: 33(c): The unamortized premium associated with the $21.6 million convertible note resulted initially from substantial debt modifications that occurred on January 31, 2007 as disclosed on page F-29. The amended debt instrument was recorded at its estimated fair value which resulted in a premium. The premium was calculated as $6.3 million as of January 31, 2007, which represented the difference between the fair value of the amended convertible note on January 31, 2007 above the face value of the convertible note. The premium was being amortized over its estimated life of 65 months. The $4.9 million represents the unamortized remaining balance of the premium as of April 30, 2008.

To further clarify, the January 16, 2008 modifications to the convertible note did not represent an extinguishment event in accordance with EITF 96-19 and, thus, the remaining unamortized premium balance was carried forward with the amended host instrument. Disclosure of the nature of how the premium initially arose on January 31, 2007 and how the remaining unamortized balance was subsequently carried over to the new Convertible Note on January 16, 2008 is provided in Footnote 11 on page F-29.

February 11, 2009

We utilized the services of outside consultants to assist in management’s assessment of the appropriate accounting treatment for the debt modifications that occurred on January 31, 2007 and the fair value estimates of the convertible note on the transaction date, including the fair value of the embedded conversion feature. We determined the fair value of the amended convertible debt instrument primarily based on a binomial probability distribution model that integrated multiple layers of logic at each node representing probability weighted stock price points and possible outcomes over time based on volatility and an appropriate risk free rate. The end node values were then individually present valued back to the valuation date of January 31, 2007. We used an estimated annual volatility rate of 82.7% based on historical share prices of our common stock and a risk free rate of 4.8% for the amended debt instrument.

We determined that an exchange of debt instruments occurred on January 31, 2007 in accordance with EITF 96-19 and recorded the new debt instrument at its estimated fair value of $21.3 million. We reviewed Statement No. 133 to determine whether the embedded conversion option provision required bifurcation. Based on our review and analysis of Statement No. 133, we determined that the financial instrument is excludable from derivative accounting as the conversion option is indexed to our common stock and, if freestanding, would be classified in equity as discussed in Statement No. 133, paragraph 11(a). Further, based on our review of paragraphs 12-32 in EITF 00-19, we determined that all conditions necessary for equity classification were met. As a result, we determined that bifurcation of the embedded conversion option from the host instrument was not appropriate.

The modified debt instrument, which had an initial conversion price of $2.36 that was greater than the closing market value of our common stock on January 31, 2007 of $1.49, was determined to be consistent with the type of convertible debt securities as defined in paragraph 3 of APB 14. The APB further provides that no portion of the proceeds ($21.3 million) from the issuance of these types of securities should be accounted for as attributable to the conversion feature per paragraph 12 of APB 14 due to the greater weight placed on the inseparability of the debt and the conversion option. We also determined there was no intrinsic value as of January 31, 2007 as defined by EITF 98-5 and EITF 00-27 as the fair value of our common stock ($1.49) into which the debt is convertible multiplied by the number of shares (6,355,932) into which the debt is convertible, amounting to $9.5 million, was less than the carrying value of the convertible note on the commitment date. Based on the guidance, we classified the entire fair value of the modified debt instrument as a liability on January 31, 2007.

February 11, 2009

34.	Staff Comment:

a.	We note from the disclosure in the third paragraph on page F-29 that the Company made substantial changes to the Tecstar Convertible Notes in January of 2007 that were accounted for as an exchange of debt instruments pursuant to the guidance in EIFT 96-19. Please tell us and revise Note 11 to disclose the terms of Tecstar Convertible Notes both before and after this exchange transaction.

b.	Your response and your revised disclosures should also be revised to explain the methods and significant assumptions which were used in determining the fair value of the new debt instrument issued in the exchange of $21.3 million.

c.	Also, please tell us and clarify in the discussion on page F-29 how the terms of the Tecstar Convertible Notes issued in the exchange that occurred in January of 2007 were again modified in the January 2008 debt restructuring transaction and explain in further detail why this did not result in a substantial change in the fair value of the obligation which would result in extinguishment accounting pursuant to the guidance in EITF 96-19.

Company Response: 34(a): We respectfully advise the Staff that we believe that the disclosures included in our 2008 Form 10-K as well as our 2007 Form 10-K filed on July 17, 2007,capture the material terms before and after the modifications to the Tecstar Convertible Notes that occurred on January 31, 2007. The disclosures in our 2008 Form 10-K include the following:

•	The notes were originally issued on July 12, 2004 as stated on page F-10;

•	The carrying amount was $15.0 million before and $21.3 million after the modifications as stated on page F-29;

•	The guaranty provided by parent (Quantum) in connection with modifications is discussed on page F-29;

•	The modifications resulted in an exchange transaction under EITF 96-19 and a $6.3 million charge recorded in connection with the modifications as stated on page F-29;

•

The $6.3 million difference (i.e. premium) between the fair value and the face value of the notes is being amortized over 65 month estimated life to reflect effective interest rate of new debt instrument as discussed on page F-29; and

•	The conversion option was $2.36 after modifications as stated on page F-10.

February 11, 2009

In addition to these disclosures, we want to advise the Staff that the following disclosures were provided in Note 11 of our 2007 Form 10-K:

“The significant amendments were: (i) the cash coupon rate was decreased from 8.5% to 6.5%, (ii) a 5.0% payment-in-kind was added thus increasing the total interest rate from 8.5% to 11.5%, (iii) the holders of the Convertible Notes have the right to extend the maturity date of the Convertible Notes for an additional three years (if exercised, the payment-in-kind is thereafter lowered to 3.0%), (iv) the senior debt limitation covenant was increased from $30.0 million to $35.0 million, (v) the aggregate senior and subordinate debt limitation covenant was increased from $45.0 million to $60.0 million, (vi) the conversion price was reset from $5.77 to $2.36 per share, (vii) an anti-dilution provision was added which results in the conversion price being reset to the level of the issue price of shares issued, if issued for less than $1.50 per share, and (viii) the holders of the Convertible Notes cannot convert prior to November 24, 2007.”

Since we entered into several complex transactions after the filing of our 2007 Form 10-K, we omitted some of this disclosure from our 2008 Form 10-K as we believed it was more important to emphasize the latest amended terms of the debt instruments. Although we believe that our disclosures are adequate for the transactions that occurred principally in fiscal 2008 and 2007, we will supplement our disclosures consistent with the information provided in our 2007 Form 10-K in our future filings.

Company Response: 34(b): As discussed on page F-29 of our 2008 consolidated financial statements, we utilized the services of outside consultants to assist in management’s estimate of the fair value of the Tecstar Convertible Notes as of the January 31, 2007 modification date, including the fair value of the embedded conversion feature. We determined the fair value of the amended convertible debt instrument primarily based on a binomial probability distribution model that integrated multiple layers of logic at each node representing probability weighted stock price points and possible outcomes over time based on volatility and an appropriate risk free rate. The end node values were then individually present valued back to the valuation date of January 31, 2007. We used an estimated annual volatility rate of 82.7% based on historical share prices of our common stock and a risk free rate of 4.8% for the amended debt instrument.

Although we acknowledge that this extensive detail around the fair value considerations was not included in our 2008 consolidated financial statements, we adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurement (Statement No. 157), at the beginning of our fiscal 2009 period and since such adoption have been providing additional disclosures regarding the methods and significant assumptions which were used in determining the fair value of the debt instruments issued in exchange of previous debt instruments. We refer the Staff to Note 14 in our 10-Q filed on December 10, 2008, which included these disclosures. In future filings, we will continue to disclose these methods and assumptions and we plan to provide additional supplemental disclosures as appropriate under the circumstances.

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Company Response: 34(c): We advise the Staff that in connection with the troubled debt restructuring that occurred on January 16, 2008, our lender exchanged the existing Tecstar Convertible Notes for a convertible note issued by Quantum (“Quantum Convertible Note”). The salient terms of the Quantum Convertible Note and the Tecstar Convertible Notes were substantially the same with the exception that the principal amount under the Quantum Convertible Note was increased to include unpaid accrued interest of $0.7 million that was due on January 1, 2008 under the Tecstar Convertible Notes as disclosed on page F-29. The principal balance of the Tecstar Convertible Notes was $15.5 million just prior to the debt restructure and the outstanding principal balance on the Quantum Convertible Note was $16.2 million immediately following the debt restructure.

We assessed the accounting treatment for the convertible note restructure and determined that the new debt instrument was not “substantially different” from the original debt instrument as defined by Emerging Issues Task Force No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments (EITF 96-19). In addition, we determined that there was no change in the fair value of the embedded conversion option as a result of the debt restructure (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange). Accordingly, we continued to carry the existing unamortized premium and to recognize amortization of the premium as an adjustment of interest expense over the remaining term of the new instrument using the effective interest method as prescribed by EITF 96-19.

As stated above, although we believe that our disclosures are sufficient for the transactions that occurred principally in fiscal 2008 and 2007, we will supplement our disclosures such that they are consistent with the guidance in Statement No. 157 in our future filings.

February 11, 2009

Note 16, Business Segments and Geographic Information

Business Segments

35.	Staff Comment: We note the disclosure in the first paragraph on Note 16 indicating that certain historical indirect expenses of the Corporate segment have been reclassified and are reported as discontinued operations as a result of the disposal of the Tecstar Automotive Group segment. Please tell us the nature and amounts of the indirect expenses of the Corporate segment that have been reclassified and are reported as discontinued operations as a result of the disposal of the Tecstar Automotive Group segment. Also, please explain in detail why you believe it was appropriate to reclassify these corporate expenses to discontinued operations.

Company Response: We respectfully advise the Staff that the nature of Corporate segment expenses was disclosed in Note 16 at page F-41 as consisting primarily of personnel costs, share-based compensation costs and related general and administrative costs for executive, finance, legal, human resources, investor relations and our board of directors that indirectly support our operating segments. The amounts of the indirect expenses of the Corporate segment that have been reclassified as discontinued operations were as follows:

•

Financial and Sarbanes-Oxley audit fees of $0.8 million, $1.1 million and $0.9 million for fiscal years 2006, 2007 and 2008, respectively. We determined that these estimated amounts were specifically related to the audit services covering the discontinued Tecstar Automotive Group (Tecstar) business segment activities based on supportable, objective evidence obtained from our independent auditors.

•

Executive and finance personnel costs specific to the Tecstar business segment of $3.1 million, $2.7 million and $0.8 million for fiscal years 2006, 2007 and 2008, respectively. These costs were attributable to specific executive and finance personnel who had direct responsibility for the operating and financial performance of the discontinued operations.

•	Legal fees of $0.1 million for fiscal year 2008 specific to the Tecstar business segment.

•	Share-based compensation expense of $0.2 million and less than $0.1 million for fiscal years 2007 and 2008, respectively.

We believe that the expenses were appropriately reclassified to discontinued operations as they were factually supportable costs that were directly attributable to the Tecstar business segment as they would not have been incurred had the Tecstar business segment not been in operation. The analysis included a review of source documentation to assess the nature of expenses incurred and to determine the amounts to allocate to discontinued operations in a manner that was consistent with preparing “pro-forma disclosures” as outlined in Article 11 of Regulation S-X.

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Note 18. Quarterly Results of Operations, page F-44

36.	Staff Comment: We note that revenues and net loss fluctuate significantly from quarter to quarter. Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Please revise your footnote to comply with the disclosure requirements of Item 302(a)(3) of Regulation S-K.

Company Response: We acknowledge the Staff’s comment that the guidance in Item 302(a)(3) of Regulation S-K requires describing the effect of any disposals of segments of a business, and extraordinary, unusual or infrequently occurring items recognized in each full quarter….which are material to the results of that quarter.

Furthermore, we acknowledge that our revenues have fluctuated significantly from quarter to quarter; however, we do not believe that such fluctuations in revenues are extraordinary, unusual or infrequently occurring due to the nature of our business (i.e. alternative fuel engineering contract services and low volume prototype production programs).

Regarding the fluctuations in our net loss, these fluctuations are attributable to the discontinued operations of our Tecstar Automotive Group business segment. The impact to our net loss attributable to the disposal of the Tecstar Automotive Group business segment is discussed in detail throughout the notes to our consolidated financials statements including Note 1 on page F-9 and in extensive detail in Note 3 on pages F-17 through F-20. Given the extent of the disclosures on these pages, we did not believe it was necessary to repeat information on the discontinued operations in a quarterly format in Note 18 on page F-44. Furthermore, the results of continuing operations are discussed in the MD&A section on pages 45 through 49 which describes the major programs and events affecting the financial statements. We do not believe there were any extraordinary, unusual or infrequently occurring items which were material to the results of continuing operations in any quarter disclosed that required further discussion in this section.

Although we believe the disclosures in the notes to the consolidated financial statements are sufficient and appropriate, we will supplement our disclosures in Note 18 on page F-44 with footnotes that describe the impact of the discontinued operations and references Notes 1 and 3 in future filings.

Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2008

37.	Staff Comment: Please address our comments on the Company’s audited financial statements and related disclosures in the Company’s interim financial statements, where applicable.

Company Response: As we have communicated to the Staff in our responses to the comments throughout this letter, we believe that our disclosures are sufficient and in accordance with the applicable accounting literature; however, we acknowledge that the transactions and related accounting treatment are complex and therefore, we have indicated in our responses to your comments throughout this letter that, where appropriate, we will supplement our disclosures in future filings.

February 11, 2009

Notes to Condensed Consolidated Financial Statement (Unaudited), page 5

Note 8. Long-term Debt, page 14

38.	Staff Comment: We note from the first paragraph that the company may elect to pay interest to the Term Note C in cash or add it to the unpaid principal balance. Although the unpaid interest may be legally converted to principal, it is unclear whether you would account for the cumulative amount of this type of interest payable through an increase in the principal amount of the notes as an operating activity cash outflow at the date of repayment of these PIK Notes, if such notes are repaid in cash. It appears that the guidance in paragraph 23(d) of SFAS 95 would require payments to lenders, that are, in substance, payment for interest to be classified as operating cash outflows in the period paid. If treatment as an operating cash outflow is provided, we believe the disclosure in the consolidated statement of cash flows should be specific and transparent, such as “Payment of Interest on PIK Notes” or “Redemption of PIK Notes in lieu of Interest” or some other similarly labeled caption. Please confirm that treatment of this interest as an operating cash outflow will be applied upon repayment of these PIK notes, if the notes are repaid in cash.

In a related matter, please address your accounting and cash flow statement classification of the payments required under your convertible note discussed on page 15.

Company Response: We respectfully advise the Staff that to date, we have not used cash to make any principal payments associated with debt instruments that require or allow for interest to be satisfied with a payment-in-kind (PIK) provision that adds the interest amount to the principal balance. As suggested by the Staff, we confirm that if we use cash in the future to pay amounts that represent the PIK interest portion of the debt that was added to the principal, we will account for the cash payments as operating cash flows as prescribed by Statement No. 95 paragraph 23(d) which states that cash flows for operating activities include “cash payments to lenders and other creditors for interest.”

We report cash flows under the indirect method and account for the deferral of interest associated with the PIK provisions in accordance with Footnote 12 to paragraph 28 of Statement No. 95. For the six month period ended October 31, 2008, we deferred $0.2 million in interest due under our outstanding Convertible Note pursuant to the PIK provision and paid in cash all interest due under the Term Note C. The deferred interest is included within “Other non-cash items” as a reconciling item in our cash flows from operations for the six months ended October 31, 2008.

February 11, 2009

39.	Staff Comment: We note from discussion in Note 8 that in connection with obtaining incremental financing from the Company’s lender, the lender agreed to certain modifications to the Company’s Convertible Note, Term Note A and Term Note B. With regards to these incremental financings and modifications to your existing obligations, please address the following matters:

a)	Please tell us your planned accounting treatment for the potential beneficial conversion feature associated with Term Note C which allows the Company to repay this note in shares based on the lower of (i) 95% of the volume-weighted average price of its stock for the five business days prior the payment date, and (ii) the closing price on the day immediately preceding the payment due date. Your response should also explain your basis or rational for your planned treatment and should also explain the planned treatment for the similar feature included in Term Note A as described in the second paragraph on page 15.

b)	Tell us and disclose in Note 8 the terms of all of the debt modified both before and after the modifications. It should be clearly determinable from your revised disclosure, how the terms of each of the debt obligations were changed as a result of the May 30, 2008 transaction.

c)	Tell us and explain in Note 8 how you are accounting for amounts that become payable as a result of the “Make-Whole” provisions of the Convertible Note and indicate the relevant technical accounting literature that supports the treatment used. As part of your response, you should also explain how you determined the $1.50 amount that is used to determine the number of shares to be issued in satisfaction of “make-whole” amounts which become payable due to conversion of amounts outstanding under the Convertible Note.

d)	Explain in Note 8 how the conversion price of $8.7 million of principal that was converted into 6.4 million shares of common stock under the terms of the Convertible Note was determined. As part of your response, please indicate whether the conversion terms provided for a beneficial conversion feature and what accounting treatment was used in the Company’s financial statements for any beneficial conversion feature.

e)	Please tell us and explain in Note 8 how you are accounting for the multiplier that is provided for under the amended terms of Term Note B. Your response and your revised disclosure should also clarify how you considered the guidance in EITF 00-19 in determining the accounting treatment to be used for Term Note B.

f)	Please tell us whether the multiplier was present in this Term Note B when issued in January of 2008 as the disclosures included in the fourth paragraph on page F-13 imply. Also, if the multiplier provisions were revised as a result of the May of 2008 debt restructuring, please explain how these multiplier provisions changed.

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g)	Tell us and explain in Note 8 how you determined the fair value of the Convertible Note with an estimated fair value of $45.1 million as of May 30, 2008 and $8.1 million at October 31, 2008. Similarly, please tell us and explain in Note 8 how you determined the estimated fair value of Term Note B of $26.3 million and $10.7 million, as of May 30, 2008 and October 31, 2008, respectively. Please note that we do not believe the disclosure provided in Note 14 provides adequate disclosure as to how these amounts were calculated or determined given the significant impact of these obligations on the Company’s results of operations.

h)	Provide us with the calculations prepared and used to determine that the modifications to your various debt obligations with the lender were “substantial” under EITF’s 06-06 and 96-19.

i)	Tell us and disclose in Note 8 the nature and amounts of the costs that were incurred to effect these modifications and explain how you accounted for such costs in your financial statements.

j)	Provide further details on your accounting for the “premium” on both the convertible notes and Term Note B as additional paid in capital under APB 14. As part of your response and your revised disclosure, explain how you calculated or determined the portions of the fair values of the Convertible Note and the Term B Note that were allocated to debt and additional paid in capital. Also, as APB 14 applies to warrants issued with debt, we are unclear as to why you believe the treatment used for the modified debt is supported by the guidance in APB 14. In this regard, based on your disclosures, it does not appear that the Convertible Note and Term Note B are being amended to include the issuance of warrants. Therefore, it is unclear why accounting under APB 14 for any portion of the fair value associated with these obligations as paid in capital is appropriate under the provisions of APB 14. Please tell us and revise Note 8 to explain in further detail the basis or rationale for the treatment used. We may have further comment upon receipt of your response.

Company Response: 39(a): We advise the Staff that our Term Note C and Term Note A debt instruments provide us with the option to make future required principal payments in cash or shares of our common stock. Term Note C includes a feature which allows us, at our option only, to repay the principal amount due in shares of our common stock priced at the lower of 95% of the five day volume weighted average price (“VWAP”) or the closing price on the day immediately preceding the payment due date. The Term Note A is similar in all respects except that the closing price on the day immediately preceding the payment due date is not factored into the calculation.

February 11, 2009

Emerging Issues Task Force Issue No 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (EITF 98-5) and Emerging Issues Task Force Issue No. 00-27 Application of Issue No. 98-5 to Certain Convertible Instruments (EITF 00-27), provide guidance that an issuer must evaluate whether the embedded conversion option within the debt instrument is beneficial (has intrinsic value) to the holder (i.e. the lender). Under Term Note C and Term Note A, the holder does not have any potential intrinsic value until we actually elect to make a payment in shares. Therefore, we concluded that these debt instruments represent potential stock-settled debt whereby we control the transfer of economic value at some future date; and therefore, we do not believe there is a potential beneficial conversion feature to be accounted for as a result of the issuance of the Term Note A and Term Note C. The Staff should be aware that to date, we have not used shares for any principal payments made on these debt instruments.

However, we want to advise the Staff that if we elect to make payments of principal under these debt instruments using our shares in the future, we will perform a separate calculation each time we make a payment in shares. The calculation will determine whether the shares provided in satisfaction of principal resulted in value being transferred to the holder based on the intrinsic value of the shares provided. To the extent that there is additional value granted to the holder, we will record the amount immediately as interest expense with a concurrent increase in additional-paid-in-capital in accordance with EITF 98-5 and EITF 00-27.

Company Response: 39(b): Although we believe the disclosures in the notes to the consolidated financial statements included in our Form 10-Q filed on December 10, 2008 when read in concert with our Form 10-K filed on July 3, 2008 are sufficient and in compliance with appropriate disclosure guidance, we acknowledge that the transactions executed in May 2008 are complex; therefore, we will supplement our disclosures to include all of the significant terms of the debt modified both before and after the modifications. Such disclosures will be provided in our Form 10-Q for the quarter ended January 31, 2009 as well as in all future filings while the debt remains outstanding.

Company Response: 39(c): As discussed in Note 11 on page F-29, on May 30, 2008, the Convertible Note was amended to include a “Make-Whole Amount” provision that entitles the lender to receive upon conversion of all or part of the principal balance due under the Convertible Note, an amount equal to the sum of each interest coupon that the holder would otherwise have been paid through the extended maturity date of July 1, 2012 on the portion of

February 11, 2009

the principal converted (this amount is referred to as the “Make-Whole Amount”). The Make-Whole Amount is only payable in shares of our common stock and is determined by dividing the Make-Whole Amount by $1.50 (representing the contractual fixed price that was agreed upon pursuant to negotiations with the lender). The mathematical calculation which specifies the consideration to be paid in shares is defined in the amended Convertible Note and is a fixed computation.

We advise the Staff that we determined the original Convertible Note and the amended Convertible Note were ‘substantially different” as defined by EITF 96-19 with the assistance of outside consultants. Accordingly, we recorded the amended Convertible Note at its estimated fair value of $45.1 million and used that amount to determine the debt extinguishment loss to be recognized associated with the amended Convertible Note as prescribed by EITF 96-19.

In connection with this analysis, we determined whether the conversion option and/or the Make-Whole Amount were embedded derivatives that met the criteria for bifurcation from the host instrument under Statement No. 133. We determined that the Statement No. 133 scope exception in paragraph 11(a) applied to both of the embedded features as these features are both (1) indexed to our common stock and (2) classified in stockholders’ equity in our statement of financial position, based on our review of paragraphs 12 through 32 of EITF 00-19. According to EITF 00-19, it was determined that all conditions necessary for equity classification were met for the conversion option and the Make-Whole Amount. We also determined that the embedded conversion option and the Make-Whole Amount provision did not meet the criteria in paragraph 12(c) of Statement No. 133.

After concluding that the amended Convertible Note did not consist of embedded derivatives that required bifurcation and separate accounting from the host instrument, we then assessed the nature of the substantial premium that was included in the recorded $45.1 million fair value of the amended Convertible Note. According to Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (APB 14), it provides guidance with respect to three categories of debt instruments: 1) convertible debt instruments which have an intrinsic value not significantly in excess of the face amount, 2) debt issued with stock purchase warrants, and 3) other types of debt securities. Under the circumstances of the amended Convertible Note executed on May 30, 2008, we concluded that category 3 was applicable. Paragraph 18 of APB 14 states that “when convertible debt is issued at a substantial premium, there is a presumption that such premium represents paid-in-capital.” Accordingly, we allocated the portion of the fair value of the amended Convertible Note of $28.2 million representing the premium (and aggregate fair value of the conversion option and the Make-Whole Amount), to additional-paid-in-capital on the date of the May 30, 2008 modifications. Because the fair value of the embedded Make-Whole-Amount was recognized on the date of the May 30, 2008 modifications and allocated to additional-paid-in-capital, the actual exercise of the conversion option and concurrent Make-Whole Amount provision subsequent to May 30, 2008 results in an increase to common stock and a decrease to additional-paid-in-capital equal to the product of the number of shares provided in satisfaction of the Make-Whole Amount times the par value of our common stock of $0.001 per share.

Additionally, we advise the Staff that we are currently assessing the impact of adopting EITF No. 07-5, Determining Whether An Instrument (or Embedded Feature) Is Indexed To An Entity’s Own Stock. Upon completing our assessment we will be addressing the accounting for and disclosure of these instruments in future filings.

February 11, 2009

Company Response: 39(d): We respectfully advise the Staff that we believe that our disclosures in Note 8 on Page 14 provide sufficient disclosure on how the conversion of $8.7 million of principal resulted in 6.4 million shares issued as follows:

•	The conversion price of $1.35 per share for each dollar of principal converted;

•	That the sum of the future interest through July 1, 2012 that would otherwise have been paid to the holder converts at $1.50 per share;

•	Interest on the principal balance accrues at 11.5% thru July 1, 2009 and 9.5% thereafter until the extended maturity date on July 1, 2012.

•	Interest is paid semi-annually on January 1 and July 1 each year.

We refer the Staff to Question #39(c) above in that we followed the authoritative guidance under EITF 96-19 and APB 14 in allocating the substantial premium to additional-paid-in-capital that was calculated as a result of the extinguishment resulting from the revised terms of the amended Convertible Note. The allocation of the substantial premium to additional paid-in-capital is also consistent with the guidance in EITF 98-5 and EITF 00-27 that prescribes that the intrinsic value of a beneficial conversion feature should be allocated to paid-in-capital.

Company Response: 39(e): We refer the Staff to Note 11 on page F-30 of our Form 10-K as well as Note 8 of our Form 10-Q which when read in concert provide adequate disclosure on the accounting for the multiplier provided in the Term Note B. We advise the Staff that the material modifications to our Term Note B that occurred on May 30, 2008 included increasing the cap on the implied conversion price related to the multiplier and delaying our call right until January 17, 2010. These modifications, in connection with other debt modifications, were considered an implied exchange of debt instruments as prescribed by EITF 96-19 and Emerging Issue Task Force No. 06-6, Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments (EITF 06-6). The modification of debt instruments was accounted for as an early extinguishment of debt and the amended Term Note B was recorded at its estimated fair value of $26.3 million. The increase in fair value of Term Note B is primarily a result of the closing market price of our common stock ($2.43 per share) on the date the modifications occurred in comparison to the closing market price on the date the Term Note B was originally issued. The multiplier was not valued separate from the debt at time of modification due to our conclusion that the multiplier does not require bifurcation. To determine whether it was necessary to value the multiplier separately, we determined if bifurcation was required in terms of any potential embedded features under Statement No. 133, EITF 00-19 and Emerging Issues Task Force No. 01-6, The Meaning

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of “Indexed to a Company’s Own Stock” (EITF 01-6). Based on the guidance within EITF 01-6, we concluded that Term Note B meets the definition of “indexed to a company’s stock” as the convertible note settlement value is indexed to our common stock. EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. Regardless of the conversion rate, the conversion option would always be indexed to our own stock. Additionally, under EITF 00-19 (paragraphs 12 through 32), we concluded that the multiplier meets the definition of an equity instrument if it had been issued as a separate instrument. Pursuant to paragraph 11(a) of Statement No. 133, the multiplier does not require bifurcation if it (1) is indexed to the reporting entity’s stock and (2) would be classified as equity if it were issued as a separate instrument. Therefore, we concluded that the multiplier does not require bifurcation and separate accounting from the host instrument.

After concluding that the amended Term Note B had no derivatives that required bifurcation and separate accounting from the host instrument, we then assessed the nature of the substantial premium that was included in the recorded fair value of the Term Note B, as amended. APB 14 provides guidance with respect to three categories of debt instruments: 1) convertible debt instruments which have an intrinsic value not significantly in excess of the face amount, 2) debt issued with stock purchase warrants, and 3) other types of debt securities. Under the circumstances of the amended Term Note B, we believe category 3 is applicable. Paragraph 18 of APB 14 states that “when convertible debt is issued at a substantial premium, there is a presumption that such premium represents paid-in-capital.” Accordingly, the portion of the fair value of the amended Term Note B of $16.3 million representing the premium (and fair value of the multiplier) was allocated to additional-paid-in-capital on the date of the May 30, 2008 modifications. Since all of the fair value associated with the multiplier was allocated to additional-paid-in-capital, we concluded that any future changes in principal payment attributable to the multiplier would be recorded as interest expense. We refer the Staff to Note 11 on page F-30 of our Form 10-K, which states “upon the reduction of principal on the Term Note B, any increase in the payment or payments resulting from the multiplier will be recorded as a charge to interest expense.”

Company Response: 39(f): We advise the Staff that the multiplier was present in Term Note B when the note originated in January 2008. Under the original provisions of Term Note B, the principal amount due and payable was equal to the principal amount so demanded multiplied by the greater of (A) 1.0 and (B) 1.5 multiplied by the lesser of (x) the VWAP for our common stock for the five business days immediately prior to the repayment date and (y) $2.50. The minimum amount of principal that was payable through the maturity date under the multiplier was $10.0 million

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and (at that time) the maximum amount of principal that was payable under the multiplier was $37.5 million. Furthermore, under the original Term B Note, we had the unilateral right to prepay the note in part or whole at any time without penalty. The holder had the right to call all or part of the principal amount due at any time after January 16, 2010.

Under the terms of the amended Term Note B, the $2.50 cap under the multiplier was increased to $3.50 and our right to prepay at any time was amended to preclude us from prepaying any portion of the principal until January 17, 2010. As a result, the maximum amount of principal that became payable under the amended Term Note B is now $52.5 million.

Company Response: 39(g): We advise the Staff that in determining the fair values of the amended Convertible Note and the amended Term Note B as of May 30, 2008 and October 31, 2008, we utilized the assistance of outside valuation consultants. We provided disclosure in our consolidated financial statements in Note 14 of our Form 10-Q for the quarter ending October 31, 2008 regarding how we used unobservable inputs consistent with level three (as defined by Statement No. 157) that were significant to the fair value measurement of the debt. We further disclosed that we determined the fair values of the amended debt instruments primarily:

“based on binomial probability distribution models that integrate multiple layers of logic at each node representing probability weighted stock price points and possible outcomes over time based on volatility and appropriate risk free rates. The end node values are then individually present valued back to the valuation date. The Company used an estimated annual volatility rate of 77% to 82% based on historical share prices of its common stock and risk free rates ranging from 2.8% to 3.7% for the amended debt instruments.”

In addition, we disclosed in our consolidated financial statements in Footnote 8 of our Form 10-Q and Note 11 of our Form 10-K all of the significant contractual terms of the amended Convertible Note and the Term Note B.

Under a binomial probability distribution model, the closing market price of our common stock on the dates of measurement and the estimated annual volatility rates used are the primary drivers of fair value in addition to the contractual terms of the financial instruments. We disclosed the annual volatility rates used in the calculations in Note 14 and disclosed the closing share price for our common stock as of May 30, 2008 in Note 8 and as of October 31, 2008 in Note 9.

February 11, 2009

Although we believe the disclosures in the notes to the consolidated financial statements included in our Form 10-Q filed on December 10, 2008 when read in concert with our Form 10-K filed on July 3, 2008 are adequate and in compliance with appropriate disclosure guidance, we acknowledge that the transactions executed in May 2008 are complex; therefore, we will supplement our disclosures to include in a table format the methodology and assumptions used to assist the reader in understanding these transactions. Such disclosures will be provided in our Form 10-Q for the quarter ended January 31, 2009 as well as in all future filings that the debt remains outstanding.

Company Response: 39(h): We advise the Staff that in connection with the debt modifications that occurred May 30, 2008, we assessed whether an exchange of debt instruments had occurred with respect to the Convertible Note and the Term Note B as prescribed by EITF 96-19 and EITF 06-6. Since the amendments were negotiated contemporaneously, it was determined that it would be appropriate to assess the modifications as one complete transaction.

EITF 06-6 clarifies that a modification that adds a substantive conversion option would always be considered substantial, and debt extinguishment accounting would be required in those circumstances. The insertion of the “Make-Whole Amount” provision in the amended Convertible Note instrument was considered to meet this definition in EITF 06-6 as the new conversion feature significantly impacts the holders incentive to convert earlier than the maturity date and provides the holder with significantly more shares upon principal conversions than the holder would have received prior to the modifications.

Under EITF 96-19, if the change in fair value of the embedded conversion options just prior to and just after the modifications is at least 10% of the carrying balance of the debt instruments just prior to modification, then the amended debt instruments are considered to be “substantially different.” With the assistance of outside valuation consultants, we estimated that the fair value of the combined embedded conversion options under the Convertible Note and the Term Note B were $27.1 million just prior to the modification and $44.5 million just after the modifications. The change of $17.4 million was compared to the carrying balance of the debt instruments just prior to the modifications of $26.9 million. The percentage change of 65% resulted in the determination that the amended debt instruments were substantially different than the pre-modified debt instruments which required a debt extinguishment to be recognized in accordance with EITF 96-19.

Company Response: 39(i): We advise the Staff that our debt obligations were modified on January 31, 2007, January 16, 2008 and May 30, 2008. The total amount of costs that were incurred to effect the modifications occurring in January 2008 and May 2008 were approximately $65,000 in total. No fees were paid to the lender in connection with the modifications on these two dates. The costs incurred were primarily associated with determining the fair value calculations for the May 2008 restructure and legal fees that were expensed as incurred.

February 11, 2009

We advise the Staff that the January 31, 2007 restructure included costs incurred for debt commitment fees paid to the lender, a transaction fee paid to a broker, along with legal, accounting and other costs directly attributable to the debt modifications and additional loan commitments negotiated with the lender. These costs, incurred to effect the transaction, were deferred in accordance with Emerging Issue Task Force No. 98-14, Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements (EITF 98-14), and amounted to $1.7 million. The deferred loan fees were being amortized against interest expense over 36 months, which represented the life of the new credit facility that was set to expire on January 31, 2010. On January 16, 2008, in connection with the foreclosure transaction, we allocated 65% of the unamortized balance of the deferred loan fees to the discontinued business operations and immediately recognized the amount allocated as an expense in connection with the disposal of the segment. The remaining 35% of the unamortized balance continued to be amortized over the estimated remaining life through January 31, 2010 until the balance at May 30, 2008 was fully written off in connection with the debt extinguishment.

Company Response: 39(j): We advise the Staff that we determined, with the assistance of outside consultants, that the original Convertible Note and original Term Note B (both dated January 16, 2008) were ‘substantially different” than the amended Convertible Note and the amended Term Note B (both dated May 30, 2008) as defined by EITF 96-19. Accordingly, we recorded the amended Convertible Note and the amended Term Note B at their estimated fair values (as required by EITF 96-19) of $45.1 million and $26.3 million, respectively, and used those amounts to determine the debt extinguishment loss to be recognized. We then assessed whether the embedded features of the notes met the criteria for bifurcation from the host instruments under Statement No. 133. We determined that the Statement No. 133 scope exception in paragraph 11(a) applied to the embedded features. This analysis included a review of paragraphs 12 through 32 in EITF 00-19 in which it was determined that all conditions necessary for equity classification were met for the embedded features. We also determined that the embedded features did not meet the criteria in paragraph 12(c) of Statement No. 133.

After concluding that the amended notes had no embedded derivatives that required bifurcation and separate accounting from the host instruments, we then assessed the nature of the substantial premium that was included in the recorded fair value of the amended notes. APB 14 provides guidance with respect to three categories of debt instruments: 1) convertible debt instruments which have an intrinsic value not significantly in excess of the face amount, 2) debt issued with stock purchase warrants, and 3) other types of debt securities. Under the circumstances of the amended Convertible Note and amended Term Note B, we concluded that category 3 was applicable. Paragraph 18 under APB 14 states that “when convertible debt is issued at a substantial premium, there is a presumption that such premium represents paid-in-capital.” The amended Convertible Note had a principal amount due of $16.9 million on May 30, 2009 that at the option of the holder could require cash settlement up to this amount if the holder elected not to convert the debt into equity prior to maturity. The amended Term Note B has

February 11, 2009

contractual terms that could require cash settlement up to $10.0 million under certain circumstances such as our common stock trading below $0.50 per share. The maximum cash settlement terms represent the portion of the fair values that were allocated to liabilities. The remaining portions of the fair values represent the estimated upside or premium that may be realized by the holder and that value can only be derived in equity shares issued in connection with the repayment of the debt. Accordingly, the portions of the fair values of the amended Convertible Note and amended Term Note B representing the premium were allocated to additional-paid-in-capital on the date of the May 30, 2008 modifications.

Additionally, we advise the Staff that we are currently assessing the impact of adopting EITF No. 07-5, Determining Whether An Instrument (or Embedded Feature) Is Indexed To An Entity’s Own Stock. Upon completing our assessment we will be addressing the accounting for and disclosure of these instruments in future filings.

Note 13. Insurance Settlements, page 23

Property Damage Recovery, page 23

Life Insurance Proceeds, page 24

40.	Staff Comment: Please tell us where the proceeds from each of these settlements have been classified in your statement of cash flows.

Company Response:

Property Damage Recovery – The cash proceeds received through October 31, 2008 from the insurance settlement are reflected as operating activities within continuing operations in accordance with Statement No. 95 paragraph 22(c) as the proceeds were used for purposes of replenishing damaged inventory, mitigating the effects of flooding via clean up and maintenance efforts, and repairing structural damage to a leased facility that we insure as required under our lease. The portion of the proceeds recognized, but not received until November 2008, were associated with the settlement of damaged pieces of equipment that were fully depreciated at the time of the incident.

Life Insurance Proceeds – As we have disclosed in Note 13, the life insurance proceeds were received in November 2008 after the close of our second quarter ending October 31, 2008 but before we filed our Form 10-Q. Since the life insurance proceeds were considered earned and realizable during the second quarter, we accrued for these proceeds and recorded the income in the statement of operations as “Other income” with the corresponding asset being recorded in the balance sheet as part of “Prepaids and other current assets.” Although the cash proceeds from this transaction had not been received as of October 31, 2008, all of the activities attributable to these proceeds were included as operating activities within the statement of cash flows.

February 11, 2009

Definitive Proxy Statement on Schedule 14A

Cash Bonus Incentive, page 16

41.	Staff Comment: We note your disclosure on page 16 that the Compensation Committee reviews the recommendations of your Chief Executive Officer and Chief Operating Officer relating to Tier 2 and Tier 3 cash bonus incentives. In further filings, please disclose in reasonably complete detail the role of your Chief Executive Officer and Chief Operating Officer in the Committee’s determination of cash bonus incentive awards and provide additional discussion regarding the individual and company-based performance objectives which are used to determine these bonuses. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

Company Response: The Staff’s comment is noted and we will address the Staff’s comment in future filings.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Should you have any questions or comments, please contact the undersigned at 248-619-9277 or klombardo@qtww.com.

Respectfully,

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

/s/ KENNETH R. LOMBARDO
Kenneth R. Lombardo Vice President-Legal and General Counsel